1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M. FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

March 31, 2025

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Soo Im-Tang

Ms. Shandy Pumphrey

Re: Lazard Active ETF Trust (the “Trust” or “Registrant”) (File Nos. 811-24041 and 333-285466)

Dear Mses. Im-Tang and Pumphrey:

Thank you for the comments provided telephonically on March 26, 2025 and March 28, 2025 regarding Pre-Effective Amendment No. 1 to the registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on March 10, 2025 on behalf of: (i) Lazard Emerging Markets Opportunities ETF; (ii) Lazard Equity Megatrends ETF; (iii) Lazard International Dynamic Equity ETF; (iv) Lazard Japanese Equity ETF; and (v) Lazard Next Gen Technologies ETF (each, a “Portfolio,” and collectively, the “Portfolios”), each a series of the Registrant.

The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Part I of this letter is in response to the disclosure comments of the Staff of the Commission that Ms. Im-Tang provided telephonically to Vince Nguyen and Stephen Rutman of Dechert LLP on March 26, 2025. Part II of this letter is in response to the accounting comments that Ms. Pumphrey provided telephonically to Messrs. Nguyen and Rutman on March 28, 2025. For your convenience, we have reproduced the comments below, followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement.

PART I – DISCLOSURE COMMENTS

Comment 1.	With respect to the “Summary—Lazard Equity Megatrends ETF” section of the Prospectus, please disclose what type of on ongoing monitoring/due diligence Lazard Asset Management LLC (the “Investment Manager”) conducts for securities in the Portfolio.

Response 1.	The disclosure has been revised accordingly.

Comment 2.	With respect to the “Summary—Lazard International Dynamic Equity ETF—Principal Investment Strategies” section of the Prospectus, please clarify the meaning of “stocks” as used in the phrase, “a broad investment universe of non-US stocks.”

Response 2.	The disclosure has been revised accordingly.

Comment 3.	With respect to the “Summary—Lazard International Dynamic Equity ETF—Principal Investment Strategies” section of the Prospectus, please clarify the meaning of “equity securities” as used in the phrase, “non-US equity securities.”

Response 3.	The disclosure has been revised accordingly.

Comment 4.	With respect to the “Summary—Lazard International Dynamic Equity ETF—Performance Bar Chart and Table” section of the Prospectus, please identify the Predecessor Portfolio.

Response 4.	The disclosure has been revised to include the full name of the Predecessor Portfolio in the “Summary—Lazard International Dynamic Equity ETF—Performance Bar Chart and Table” section.

Comment 5.	With respect to the “Summary—Lazard International Dynamic Equity ETF—Performance Bar Chart and Table—Average Annual Total Returns” section of the Prospectus, please provide additional details on the conversion from a mutual fund to an exchange-traded fund, such as a description of the Predecessor Portfolio, including its structure, and the difference between the Predecessor Portfolio and Lazard International Dynamic Equity ETF.

Response 5.	The disclosure has been revised accordingly.

Comment 6.	With respect to the “Summary—Lazard International Dynamic Equity ETF—Performance Bar Chart and Table—Average Annual Total Returns” section of the Prospectus, please insert footnotes describing each of the MSCI All Country World ex-US Index and MSCI EAFE Index.

Response 6.	The disclosure has been revised accordingly.

Comment 7.	With respect to the “Summary—Lazard Next Gen Technologies ETF—Principal Investment Strategies” section of the Prospectus, please provide an estimated number of issuers in the Portfolio.

Response 7.	The disclosure has been revised accordingly.

Comment 8.	With respect to the “Summary—Lazard Next Gen Technologies ETF—Principal Investment Risks” section of the Prospectus, the Staff notes that the “Emerging Market Risk” is included as a principal investment risk. If this is a principal investment risk of the Portfolio, please include related strategy disclosure in the Portfolio’s “Summary—Lazard Next Gen Technologies ETF—Principal Investment Strategies” section of the Prospectus.

Response 8.	The disclosure has been revised to remove “Emerging Market Risk” from the “Summary—Lazard Next Gen Technologies ETF” section of the Prospectus.

Comment 9.	With respect to the “Shareholder Information—Dividends, Taxes and Other Information—Shareholder Rights” section of the Prospectus, please consider revising the title to state “Derivative Actions,” consistent with the Registrant’s Declaration of Trust.

Response 9.	The disclosure has been revised accordingly.

Comment 10.	With respect to the third paragraph of the “Shareholder Information—Dividends, Taxes and Other Information—Shareholder Rights” section of the Prospectus, please revise the phrase “claims under the federal securities laws” to “claims arising under federal securities laws,” consistent with the Registrant’s Declaration of Trust.

Response 10.	The disclosure has been revised accordingly.

PART II – ACCOUNTING COMMENTS

Comment 11.	Please supplementally confirm if the Investment Manager will pay the Trustees of the Registrant directly under the unitary fee structure.

Response 11.	We hereby confirm that the Investment Manager will pay the Trustees directly under the unitary fee structure.

Comment 12.	With respect to the “Financial Statements—Statement of Assets and Liabilities—Notes to Financial Statement” section of the Statement of Additional Information:
a)	please provide an estimate of the organizational and offering costs for Lazard Japanese Equity ETF (“JPY”);
b)	please include the accounting policies for organizational and offering costs;
c)	please disclose whether the organizational expenses are subject to recoupment by the Investment Manager; and
d)	please supplementally explain why a statement of operations was not included.

Response 12.

The disclosure has been revised in response to subparts (b) and (c) of the comment.

With respect to subpart (d) of the comment, we supplementally submit that a statement of operations was not included in the financial statement for JPY because (i) JPY has not commenced investment operations as of the date of the financial statement and (ii) the Investment Manager will pay all of JPY’s organizational costs (which would otherwise be deemed as operational costs of JPY), and the Investment Manager’s payment for such costs is not subject to recoupment. As such, JPY would have no income or expenses to report as of the date of the financial statement. Relatedly, with respect to subpart (a) of the comment, we supplementally submit that we respectfully believe the disclosure of estimated organizational and offering costs is not required for JPY’s financial statement. As noted above, the organizational costs will be borne by the Investment Manager. In addition, the Investment Manager has agreed to pay a portion of JPY’s offering costs during JPY’s first year of operations so that offering costs borne by JPY do not amount to .01% of its average net assets. Any portion of the offering costs to be borne by JPY will not be amortized until after JPY commences operations. Accordingly, the organizational and offering costs would have no impact on JPY’s financial statement as of the date it is issued. We further note that the Registrant’s approach is consistent with the practice regarding the initial seed financial statements for a number of other new open-end fund complexes.

Comment 13.	To the extent that any fee waivers expire, please supplementally confirm that the Registrant will update the fee tables to reflect that.

Response 13.	We hereby confirm that the Registrant will update the Portfolios’ fee and expense tables to reflect the expiration or continuation of applicable fee waivers in connection with the Portfolios’ annual updates.

*          *          *

We believe that the foregoing has been responsive to the Staff’s comments. If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai

Allison M. Fumai